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                                                                    Exhibit 13.1


                                        [VAN KAMPEN AMERICAN CAPITAL LETTERHEAD]





July 3, 1995





American Capital Life Investment Trust
2800 Post Oak Blvd.
Houston, TX  77056


         Re: Investment Letter for American Capital Life Investment Trust - American Capital Emerging Growth Portfolio
                 American Capital Global Equity Portfolio
                 American Capital Real Estate Securities Portfolio

Gentlemen:

         We are purchasing 50,000 shares, 200,000 shares and 50,000 shares of beneficial interest of American Capital Emerging Growth Portfolio, American Capital Global Equity Portfolio and American Capital Real Estate Securities Portfolio, at a price of $10.00 per share, $10.00 per share and $10.00 per share, respectively, $0.01 par value per share (the "Shares"), upon the terms and conditions set forth below.

         We understand that the Shares have not been registered under any state or federal securities laws and that the Fund is relying on certain exemptions from such registration requirements including exemptions dependent upon our intent in acquiring the Shares. We also understand that any resale of the Shares or any portion thereof may be subject to restrictions under state and federal securities laws. Thus we may be required to bear the economic risk of an investment in the Shares for an indefinite period of time.

         We hereby represent and warrant that we are acquiring the Shares solely for our own account and solely for investment purposes and not with a view to the resale, redemption or disposition of all or any part thereof and that we have no present plan or intention to sell, redeem or otherwise dispose of the Shares or any part thereof. We also represent that the Shares will not be resold except through redemption or repurchase.





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         We understand that your organizational expenses will be capitalized and charged to operations over a period of five years from the date of commencement of operations. In the event that we redeem any of the Shares within such five- year amortization period, we understand that the proceeds payable to us will be reduced by the pro rata share (based upon the proportion of the Shares redeemed to the total number of the remaining Shares purchased by
us) of the then unamortized deferred organizational expenses as of the date of any such redemption. We further understand that in the event you liquidate before the deferred organizational expenses are fully amortized, then the Shares shall bear their pro rata share (as described above) of such unamortized deferred organizational expenses.

                                         Very truly yours,


                                         VAN KAMPEN AMERICAN CAPITAL ASSET
                                         MANAGEMENT, INC.



                                         By    /s/  Nori L. Gabert
                                            -------------------------------
                                            Nori L. Gabert,
                                            Vice President, Associate
                                            General Counsel and Secretary